Exhibit 99.1

News Release
B2Gold Reports Second Quarter 2015 Results.
Delivers Record Gold Production with Cash Operating Costs $71 Per Ounce Below Budget.

Vancouver, August 13, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports its operational and financial results for the three and six months ended June 30, 2015. The Company previously released its gold production and revenue for the second quarter of 2015 (see news release dated 07/23/15). All dollar figures are in United States dollars unless otherwise indicated. Highlights from the 2015 second quarter/first-half include:

2015 Second Quarter Highlights

•	Record quarterly consolidated gold production of 121,566 ounces, 42% greater than in the same period in 2014
•	Gold revenue of $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce
•	Consolidated cash operating costs of $677 per ounce, $71 per ounce or 9% below budget and $43 per ounce or 6% lower than in the same period last year
•	All-in sustaining costs of $1,056 per ounce, $90 per ounce or 8% below budget and $335 per ounce or 24% lower than in the same period last year
•	Cash flow from operating activities of $34.3 million ($0.04 per share)
•	Strong cash position of $109.7 million at quarter-end
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year remains on schedule, expected to increase gold production even further starting in September 2015
•
Company is on track to meet its 2015 annual guidance of 500,000 to 540,000 ounces of gold production at cash operating costs between $630 and $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized Feasibility Study for the Fekola Project in Mali announced on June 11, 2015
•	Road construction near completion and camp construction well underway at the Fekola Project

2015 First-Half Highlights

•	Record half-year consolidated gold production of 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014
•	Consolidated gold revenue of $275.4 million (or record half-year consolidated gold revenue of $298.5 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record half-year gold sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Consolidated cash operating costs of $688 per ounce, $62 per ounce or 8% below budget
•	All-in sustaining costs of $1,072 per ounce, $148 per ounce or 12% below budget
•	Cash flow from operating activities of $93 million
•	Successful transition from construction to commercial production at the new Otjikoto Mine

2015 Second Quarter and First-Half Operational Results

Consolidated gold production in the second quarter of 2015 was another quarterly record of 121,566 ounces, representing an increase of 42% over the same period last year and 3,437 ounces above budget. The increased gold production was primarily attributable to the continued strong ramp-up in production at the new Otjikoto Mine, as well as increased production from both the Masbate and Limon Mines. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014.

In the second quarter of 2015, consolidated cash operating costs were $677 per ounce, $71 per ounce or 9% below budget and $43 per ounce or 6% below the second quarter of 2014. The favourable variances against budget and prior year actual costs mainly reflect the continued ramp up of the low-cost Otjikoto Mine, including the benefit of a weakening Namibian/USD exchange rate, lower fuel and energy costs across all operations, other consumables cost savings and higher than budgeted throughput and recoveries at the Masbate Mine during the quarter. These were partially offset by higher cash operating costs at the Libertad Mine due to lower than budgeted production in the second quarter of 2015. All-in sustaining cash costs for the second quarter of 2015 were $1,056 per ounce compared to $1,391 per ounce for the second quarter of 2014.

Consolidated gold production for the half-year was a record 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014 and 4,191 ounces greater than budget. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second-half of the year, due to a number of factors including the continued ramp-up of gold production at Otjikoto as well as higher budgeted grades at all operations in the latter half of the year. The Company remains on track to meet its 2015 annual production guidance.

In the first-half of 2015, consolidated cash operating costs were $688 per ounce, $62 per ounce or 8% below budget and $13 per ounce or 2% higher than in the first-half of 2014. Consolidated cash operating costs are forecast to be lower in the second-half of 2015 compared to the first-half of the year, as gold production increases. All-in sustaining cash costs for the six months ended June 30, 2015 were $1,072 per ounce compared to $1,205 per ounce for the comparable period of 2014.

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be between $630 and $660 per ounce, compared to $680 per ounce in 2014, and all-in sustaining costs are expected to be between $950 and $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company’s mines and new production from the Company’s low-cost Otjikoto Mine. For the second-half of 2015, consolidated gold production is expected to be in the range of 275,000 to 295,000 ounces.

2015 Second Quarter and First-Half Financial Results

Consolidated gold revenue in the second quarter of 2015 was $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce compared to $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce in the second quarter of 2014. The 14% increase in gold revenue was mainly attributable to an approximately 22% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

Consolidated gold revenue for the half-year was $275.4 million (or a half-year record of $298.5 million including $23.1 million of pre-commercial sales from Otjikoto) on record half-year sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,201 per ounce compared to $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce in the first-half of 2014.

Cash flow from operating activities was $34.3 million ($0.04 per share) in the second quarter of 2015 compared to $24.0 million ($0.04 per share) in the second quarter of 2014. The increase in cash flow from operating activities of $10.3 million is the result of higher sales volume in the second quarter of 2015, reflecting the continued strong performance of the Company’s operating mines, including the first full quarter of commercial production at the Otjikoto Mine. The higher sales volume was partially offset by lower realized gold prices in the second quarter of 2015.

Cash flow from operating activities was $93 million ($0.10 per share) in the first-half of 2015 compared to $42.4 million ($0.06 per share) in the first-half of 2014. The increase mainly reflects a positive working capital change of $38.2 million and a decrease in new long-term value added tax receivables of $4.3 million.

For the second quarter of 2015, the Company generated a net loss of $22.8 million ($0.02 per share) compared to a net loss of $11.5 million ($0.02 per share) in the comparable period of 2014. Adjusted net loss was $1.4 million ($0.00 per share) compared to an adjusted net income of $2.1 million ($0.00 per share) in the second quarter of 2014. Adjusted net loss in the second quarter of 2015 primarily excluded a non-cash mark-to-market loss of $8.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $3.6 million, unrealized losses on derivative instruments of $5.7 million and non-recurring non-cash interest and financing expenses of $5.5 million.

For the six months ended June 30, 2015, the Company generated a net loss of $16.4 million ($0.02 per share) compared to net loss of $35.5 million ($0.05 per share) in the comparable period of 2014. Adjusted net income for the first-half of 2015 was $9.5 million ($0.01 per share) compared to $19.3 million ($0.03 per share) in the first-half of 2014. Adjusted net income in the first-half of 2015 primarily excluded a non-cash mark-to-market loss of $6.7 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $9.1 million, unrealized losses on derivative instruments of $5.8 million, non-recurring non-cash interest and financing expenses of $5.5 million and the gain on sale of the Bellavista property of $2.2 million.

Liquidity and Capital Resources

At June 30, 2015, the Company remained in a strong financial position with cash and cash equivalents of $109.7 million and working capital of $136.8 million.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. On June 11, 2015, the Company drew down $150 million under the New RCF leaving an undrawn balance of $200 million at June 30, 2015. The amount drawn was used to repay the cumulative amount drawn under the Company’s previous revolving credit facility (the “Old RCF”), including $25 million which the Company drew on the Old RCF in the second quarter of 2015.

In light of the recent downturn in the spot price of gold, the Company is undertaking a further detailed review of its existing projects to reduce costs. Initiatives being undertaken include, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objective looking forward is to continue to optimize current mining operations, complete construction of the Fekola Mine and maintain a strong cash balance.

For the three and six months ended June 30, 2015, resource property expenditures totaled $59.8 million and $116.7 million, respectively with the most significant components being the Fekola Project with expenditures of $19.4 million and $37.9 million, respectively and the Otjikoto Mine with net capital expenditures of $6 million and $19.5 million, respectively. The strong cash flows of $93 million generated from the Company’s operating activities in the first-half of 2015 funded a significant portion of the Company’s capital expenditure needs.

Operations

Otjikoto Mine, Namibia

In the second quarter of 2015, the first full quarter of commercial production, Otjikoto produced 36,963 ounces of gold compared to its budget of 35,106 ounces and 31,134 ounces (including 18,815 ounces of pre-commercial production) in the first quarter of 2015. Higher than budgeted gold production was mainly the result of better than expected mill throughput (711,462 tonnes processed versus 624,112 tonnes budgeted) and mill recoveries (98.7% versus 95.6% budgeted). During the quarter, the average daily mill throughput was approximately 7,900 tonnes of ore per day exceeding the design capacity of approximately 6,800 tonnes of ore per day. The average gold grade processed was 1.63 grams per tonne ("g/t") compared to its budget of 1.83 g/t. The processed gold grade continues to increase towards budget as the mine optimizes mining grade control to reduce ore loss and dilution and continues to fine-tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the complex upper oxide portion of the orebody and reaches primary ore.

Otjikoto’s cash operating costs for the second quarter of 2015 were $485 per ounce, $29 per ounce lower than budget. The reduction in costs per ounce was mainly attributable to higher gold production than budgeted, lower fuel prices and a weaker Namibian dollar/US dollar foreign exchange rate. Mining and processing costs were positively impacted by diesel and gasoline prices which were 10% lower than budget and heavy fuel oil prices which were 16% lower than budget.

During the first-half of 2015, Otjikoto produced 68,097 ounces of gold (including 18,815 ounces of pre-commercial production) compared to budget of 64,201 ounces.

Otjikoto’s cash operating costs for the four month period from March 1, 2015 to June 30, 2015 (commercial production was achieved on February 28, 2015) were $483 per ounce which was $38 per ounce lower than budget.

Expansion of the Otjikoto mill capacity from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule and is expected to be completed by the end of September 2015. The planned two additional leach tanks have now been erected. Additionally, the pebble crusher and other mechanical equipment have arrived and have been installed. The remaining work includes some piping and electrical work to tie the circuit into existing facility.

Net capital expenditures in the second quarter of 2015 totaled $6.1 million and included expansion costs of $2.9 million and development costs of $3.2 million, including $1.6 million for deferred stripping. The Otjikoto Mine development costs included payments for the three months ended June 30, 2015 totaling $2.6 million for capital costs incurred and liabilities accrued in 2014. Net capital expenditures in the first- half of 2015 totaled $19.6 million and included expansion costs of $8.8 million ($5.2 million for mobile equipment and $3.6 million for the plant), a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to Otjikoto’s mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $17.9 million. The Otjikoto Mine development costs included payments for the six months ended June 30, 2015 totaling $11.7 million for capital costs incurred and liabilities accrued in 2014.

For the full-year 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto Pit. Once the planned mill expansion is completed, expected in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto Pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production is also expected to be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto Pit. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from the Wolfshag zone into the Otjikoto Mine Plan.

Masbate Gold Mine - Philippines

The Masbate Mine also continued to perform well, producing 41,236 ounces of gold in the second quarter of 2015, approximately 8% above budget and 12% higher compared to the second quarter of 2014. Gold production exceeded budget mainly due to better than expected mill throughput (1,768,928 tonnes compared to budget of 1,641,150 tonnes) and mill recoveries (75.8% compared to budget of 72.6%). The favourable variance for gold recoveries arose from higher than budgeted oxide ore being processed from the Colorado Pit and improvements in mill processing related to the installation of a lead nitrate dosing system. Gold production in the prior-year quarter had been negatively impacted by the change-out of the old Masbate SAG mill with a new SAG mill during the month of June 2014.

Masbate’s cash operating costs in the second quarter of 2015 were $782 per ounce, significantly below budget by $218 per ounce and $62 per ounce lower than in the prior-year quarter. Cash operating costs per ounce in the second quarter of 2015 benefitted from higher recoveries, lower fuel and energy costs and reduced small fleet use in constricted areas of the Colorado and Panique pits.

Year-to-date gold production at Masbate was 87,477 ounces, 2% above budget and 10% higher than in the first-half of 2014.

Masbate’s cash operating costs for the six months ended June 30, 2015 were $725 per ounce, a reduction of $54 per ounce from the prior year and $132 per ounce under budget. Cost improvements for the six month period were driven by higher than budgeted throughput and reductions in fuel and energy costs.

Capital expenditures in the second quarter of 2015 totaled $11.9 million which consisted mainly of pre-stripping ($3.7 million), mine infrastructure projects ($2.4 million), mine equipment ($2.3 million), land purchases ($0.7 million), plant initiatives such as the installation of a lead nitrate dosing system and gold room modifications ($0.5 million) and tailings line upgrades ($0.4 million). Year-to-date capital expenditures totaled $16.1 million, consisting mainly of pre-stripping ($4.4 million), mine equipment ($2.6 million), mine infrastructure projects such as accessing, dump and stockpile development ($2.5 million), land purchases ($1.5 million), process plant initiatives ($1.1 million) and tailings line upgrades ($0.4 million).

For the full-year 2015, the Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold at a cash operating cost of approximately $740 to $775 per ounce.

In the first quarter of 2015, the extension of Masbate’s income tax holiday was approved by the Philippine Board of Investments for an additional year to June 30, 2016. The Company is in the process of applying for a second extension to June 30, 2017.

La Libertad Gold Mine - Nicaragua

In the second quarter of 2015, La Libertad Mine produced 27,681 ounces of gold compared to budget of 29,085 ounces. Gold production in the quarter was affected by short-term operating delays at the new higher grade Los Angeles and Jabali Antenna Pits. As a result, head grades were lower than anticipated (1.60 g/t compared to budget of 1.73 g/t). Production at the new Los Angeles Pit commenced in June 2015, one month later than anticipated. The Jabali Antenna Pit is now anticipated to enter the production stream later in 2015 upon completion of permitting and resettlement activities. As expected, gold production in the second quarter of 2015 was lower compared to 37,681 ounces produced in the second quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. Gold production in 2015 from La Libertad is expected to be weighted to the second-half of the year, as the higher grade ore from the new Los Angeles and Jabali Antenna Pits is mined and processed. The plant continues to operate well processing 573,807 tonnes (Q2 2014 – 549,270 tonnes) in the quarter with gold recoveries averaging 94.5% (Q2 2014 – 94.7%).

La Libertad’s cash operating costs in the second quarter of 2015 were $813 per ounce, $260 per ounce higher than in the second quarter of 2014 due principally to lower gold production related to mine grade. Tonnes processed during the second quarter of 2015 were 4% higher than the second quarter of 2014, but the average grade was 29% lower, resulting in lower production and higher per ounce cash operating costs. Cash operating costs were $70 per ounce higher than budget as a result of stockpile drawdowns and lower gold production which was grade related.

For the first-half of the year, La Libertad produced 53,007 ounces of gold (2014 – 76,277 ounces), slightly below budget of 53,903 ounces.

For the first-half of 2015, La Libertad’s cash operating costs were $826 per ounce, $279 per ounce higher than in the first-half of 2014 and $39 above budget. The increase over prior year actuals was driven by lower mine grades with the higher grade Crimea and Santa Maria pits having been mined out in 2014 and additional waste movement in 2015. The higher than budgeted per ounce cash operating costs was mainly grade related as La Libertad moves to new pit areas.

Capital expenditures in the second quarter of 2015 totaled $5.3 million which consisted mainly of tailing storage facility design and construction ($3.7 million), mine projects and improvements ($0.5 million), pre-stripping ($0.6 million), resettlement work ($0.3 million), and process plant equipment and improvements ($0.2 million). Year-to-date capital expenditures totaled $11.5 million, consisting mainly of tailings storage facility design and construction ($6.3 million), pre-stripping ($1.5 million), mine projects and improvements ($1.3 million), resettlement work ($0.4 million), and process plant equipment and improvements ($1.1 million).

For the full-year 2015, gold production at La Libertad is now projected to be near the low end of its full-year guidance range of approximately 135,000 to 145,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce.

El Limon Gold Mine - Nicaragua

The Limon Mine produced 15,686 ounces of gold in the second quarter of 2015, slightly above budget and 41% higher than in the same quarter last year. Gold production in the prior-year quarter had been affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The process plant performed well in the second quarter of 2015 with mill throughput of 125,079 tonnes (Q2 2014 – 121,119 tonnes) and mill recoveries averaging 94.4% (Q2 2014 – 91.4%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 4.13 g/t (Q2 2014 – 3.11 g/t).

Limon’s cash operating costs in the second quarter of 2015 were $615 per ounce, $49 per ounce lower than budget and $257 per ounce lower than in the prior-year quarter. Cash operating costs per ounce were lower than budget due to lower mining costs at Santa Pancha and lower processing costs across a number of areas, including lower power costs, lower liner costs, reduced consumable costs for leaching and lower general and administration costs. Second quarter 2015 cash operating costs were lower than the prior-year quarter primarily due to higher gold production in the second quarter of 2015 as discussed above.

For the first-half of 2015, the Limon Mine produced 28,844 ounces of gold compared to 26,253 ounces in the first six months of 2014 and to budget of 29,580 ounces.

Cash operating costs were $671 per ounce for the first-half of 2015, approximately $65 per ounce below budget and $58 lower than the first-half of 2014.

Capital expenditures in the second quarter of 2015 totaled $5.8 million which consisted mainly of tailings dam expansion ($3.2 million), underground deferred development ($1.3 million), mine equipment and projects, ($0.6 million) and process plant equipment and improvements ($0.4 million). Year-to-date capital expenditures totaled $11.2 million, consisting mainly of tailings dam expansion ($5.5 million), underground deferred development ($2.5 million), mine equipment and projects ($2.3 million, mostly large underground equipment) and process plant equipment and improvements ($0.5 million).

For the full-year 2015, the Limon Mine is projected to produce approximately 55,000 to 65,000 ounces of gold at a cash operating cost of approximately $680 to $710 per ounce.

Development

Fekola Development Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. Highlights of the optimized Feasibility Study include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;
•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 cash operating cost per ounce;
•	Average annual LOM gold production of 276,000 ounces per year at a cash operating cost of $552 per ounce;
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;
•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;
•	Estimated pre-production capital cost of $395 million plus $67 million of equipment financing. This does not include approximately $37.9 million of early works, completed by the end of June 2015;
•
At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), cumulative LOM pre-tax net cash-flow of $1.66 billion. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), cumulative LOM pre-tax net cash-flow of $1.34 billion and $1.02 billion, respectively; and,

•
At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), a net present value (at a 5% discount rate) of $1.01 billion and pre-tax internal rate of return of 35%. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), a net present value (at a 5% discount rate) of $0.80 billion and $0.58 billion, respectively, and pre-tax internal rate of return of 30% and 25%, respectively.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works included the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Early works construction included:

•	improving the existing access road between Kenieba and the site (complete);
•	construction of a new site access road (materially complete);
•	construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (30% complete);
•	commencement of construction of the camp pad and commencement of excavations within the mill footprint; and
•	excavation and stockpiling of sand and gravel from the local river for construction purposes.

All critical tasks have been completed to allow the Company to continue with the development of the project through the 2015 rainy season which runs from late June through September. Additionally, a permanent camp has been ordered and is scheduled to arrive in Mali in October 2015. The construction schedule in the optimized Feasibility Study plans for gold production to commence at the end of the fourth quarter of 2017.

The initial 2015 budget for Fekola was $38 million for the early earthworks and $4 million for the Feasibility Study costs. After completion of the Feasibility Study, the 2015 Fekola construction budget was increased by $62 million from $38 million to $100 million, which is expected to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development. The $62 million uplift is the 2015 portion of the total expected feasibility construction costs of $395 million discussed above.

Outlook

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 and $660 per ounce and all-in sustaining costs are expected to be between $950 and $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company’s mines and new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

With the commencement of production at Otjikoto and the robust Fekola Project on the horizon, the Company is on track to continue its strong production growth and low-cost gold production base. Based on current assumptions, B2Gold expects consolidated gold production to grow from 380,000 ounces in 2014 to well over 900,000 ounces in 2018. With Otjikoto’s low cash operating costs per ounce and Fekola’s projected low cash operating costs of $418 per ounce in its first seven years of production, the Company’s consolidated cash operating costs and all-in sustaining costs are expected to continue to significantly decrease.

In light of the recent downturn in the spot price of gold, the Company is undertaking a further detailed review of its existing projects to reduce costs. Initiatives being undertaken include, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objective looking forward is to continue to optimize current mining operations, complete construction of the Fekola Mine and maintain a strong cash balance.

With the expansion at the Otjikoto Mine and the commencement of construction at Fekola, the Company remains committed to maintaining its strong growth pipeline, low cost structure and strong financial position. In addition, the Company will continue an aggressive exploration program focused primarily on brownfields exploration on the Company’s existing projects.

Qualified Persons for Feasibility Study

Tom Garagan, B2Gold
Peter Montano, B2Gold
Sandy Hunter, Lycopodium
Bill Lytle, B2Gold
David Morgan, Knight Piesold

Second Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter results before the North American markets open on Friday August 14, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, August 14 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 1-800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174175 . A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 1- 800-408-3053 (pass code: 2206273).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding future revenues, costs, production and other measures of future financial and operational performance; metal price estimates; estimates of capital expenditures; statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including projected gold production, projected cash operating costs and all-in sustaining costs, the development of new zones at existing mines, the expansion of the Otjikoto mill, the development of and potential production from the Fekola Project and steps that may be undertaken to reduce costs; the projections included in technical reports, economic assessments and feasibility studies, including the optimized Fekola Feasibility Study; and statements regarding the adequacy of capital, financing needs, the potential availability of funds under the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. Therefore, information contained in this press release that describes the Company’s mineral reserve estimates or that describes the results of the optimized Fekola Feasibility Study is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014

Gold revenue
	$136,506	$120,258	$275,398	$249,278

Cost of sales

Production costs	(76,096)	(65,929)	(153,919)	(128,234)
Depreciation and depletion	(35,008)	(28,380)	(67,803)	(53,690)
Royalties and production taxes	(5,761)	(3,976)	(10,756)	(8,286)

Total cost of sales	(116,865)	(98,285)	(232,478)	(190,210)

Gross profit	19,641	21,973	42,920	59,068

General and administrative	(10,352)	(13,094)	(20,060)	(20,416)
Share-based payments	(3,647)	(7,337)	(9,135)	(10,728)
Provision for non-recoverable input taxes	(637)	(1,504)	(611)	(2,125)
Foreign exchange (losses) gains	(1,166)	1,666	(2,915)	1,334
Other	(1,057)	2,427	(1,786)	2,138

Operating income	2,782	4,131	8,413	29,271

Unrealized loss on fair value of convertible notes	(8,364)	(4,408)	(6,671)	(42,695)
Gain on sale of Bellavista property	-	-	2,192	-
Community relations	(1,089)	(1,253)	(1,938)	(2,762)
Interest and financing expense	(8,259)	(1,450)	(9,967)	(2,743)
Realized losses on derivative instruments	(1,994)	(318)	(2,548)	(884)
Unrealized (losses) gains on derivative instruments	(5,727)	1,035	(5,820)	947
Write-down of long-term investments	(517)	(2,745)	(1,855)	(3,007)
Other	(271)	(388)	333	1,080

Loss before taxes	(23,439)	(5,396)	(17,861)	(20,793)

Current income tax, withholding and other taxes	(1,728)	(5,925)	568	(15,384)
Deferred income tax recovery (expense)	2,383	(208)	850	670

Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)

Attributable to:
Shareholders of the Company	$(21,185)	$(11,547)	$(14,923)	$(35,552)
Non-controlling interests	(1,599)	18	(1,520)	45

Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.02)	$(0.02)	$(0.02)	$(0.05)
Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.05)

Weighted average number of common shares outstanding (in thousands)
Basic	923,035	674,877	920,022	673,381
Diluted	923,035	674,877	920,022	673,381

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014

Operating activities
Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)
Mine restoration provisions settled	(310)	(353)	(444)	(609)
Non-cash charges	58,303	41,556	96,990	109,768

Cash provided by operating activities before changes in non-cash working capital	35,209	29,674	80,103	73,652

Changes in non-cash working capital	787	256	15,868	(22,323)
Changes in long-term value added tax receivables	(1,681)	(5,917)	(2,993)	(8,902)

Cash provided by operating activities	34,315	24,013	92,978	42,427

Financing activities
Drawdowns on old revolving credit facility	25,000	25,000	25,000	25,000
Drawdown on new revolving credit facility, net of transaction costs	143,854	-	143,854	-
Repayment of old revolving credit facility	(150,000)	-	(150,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	8,385	3,883	19,711
Repayment of Otjikoto equipment loan facility	(1,717)	(1,897)	(3,433)	(2,405)
Payment of finance lease obligations	-	(14,409)	-	(16,017)
Repayment of Nicaraguan equipment loans	(380)	(222)	(752)	(377)
Interest and commitment fees paid	(5,648)	(1,213)	(7,138)	(7,237)
Common shares issued for cash	58	382	540	1,796
Restricted cash movement	31	(1,100)	(400)	(3,069)

Cash provided by financing activities	11,198	14,926	11,554	17,402

Investing activities
Expenditures on mining interests:
Masbate Mine, development and sustaining capital	(11,940)	(16,404)	(16,066)	(25,935)
Otjikoto, development and pre-production costs net of sales proceeds	(6,007)	(42,213)	(19,533)	(103,696)
Libertad Mine, development and sustaining capital	(5,343)	(10,544)	(11,482)	(18,319)
Limon Mine, development and sustaining capital	(5,807)	(5,346)	(11,204)	(10,186)
Fekola Project, exploration and evaluation	(19,445)	-	(37,926)	-
Gramalote, prefeasibility and exploration	(3,338)	(4,881)	(6,788)	(8,136)
Other exploration and development	(7,917)	(8,275)	(13,699)	(16,453)
Purchase of non-controlling interest	-	-	(6,138)	-
Sale of EVI preference shares	-	-	-	5,487
Acquisition of rights	(4,000)	-	(4,000)	-
Other	(284)	(202)	843	(39)

Cash used by investing activities	(64,081)	(87,865)	(125,993)	(177,277)

Decrease in cash and cash equivalents	(18,568)	(48,926)	(21,461)	(117,448)

Effect of exchange rate changes on cash and cash equivalents	109	203	(1,385)	(474)

Cash and cash equivalents, beginning of period	128,177	183,537	132,564	252,736

Cash and cash equivalents, end of period	$109,718	$134,814	$109,718	$134,814

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)
	As at June 30, 2015	As at December 31, 2014
Assets
Current
Cash and cash equivalents	$109,718	$132,564
Accounts receivable and prepaids	11,463	14,446
Value-added and other tax receivables	13,639	16,671
Inventories	86,510	95,991

	221,330	259,672

Assets classified as held for sale	-	2,787

Long-term investments	17,943	18,408

Value-added tax receivables	27,786	25,405

Mining interests
-Owned by subsidiaries	1,703,662	1,722,807
-Investments in joint ventures	74,722	67,926

Deferred income taxes	3,352	-

Other assets	25,083	21,593

	$2,073,878	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$58,090	$53,055
Current taxes payable	5,783	16,610
Current portion of long-term debt	11,642	10,456
Current portion of derivative instruments at fair value	973	2,406
Current portion of mine restoration provisions	1,062	1,062
Other	7,009	1,130

	84,559	84,719

Liabilities associated with assets held for sale	-	4,009

Derivative instruments at fair value	10,662	694

Long-term debt	396,356	368,832

Mine restoration provisions	52,377	51,957

Deferred income taxes	79,019	77,579

Employee benefits obligation	5,672	5,468

Other long-term liabilities	3,119	-

	631,764	593,258

Equity
Shareholders’ equity

Share capital

Issued: 926,680,874 common shares (Dec 31, 2014 – 917,652,046)	2,036,128	2,018,468

Contributed surplus	63,764	59,789

Accumulated other comprehensive loss	(93,766)	(71,553)

Retained deficit	(571,868)	(536,617)

	1,434,258	1,470,087

Non-controlling interests	7,856	55,253

	1,442,114	1,525,340

	$2,073,878	$2,118,598